UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SIX FLAGS, INC.

(Name of Issuer)

Common Stock, par value $.025 per share

(Title of Class of Securities)

83001P109

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83001P109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,810,120

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,810,120

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,810,120

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,810,120

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,810,120

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,810,120

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Six Flags, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 11501 Northeast Expressway Oklahoma City, Oklahoma 73131

Item 2.
	(a)	Name of Person Filing Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (“Gates”)
	(b)	Address of Principal Business Office or, if none, Residence Cascade – 2365 Carillon Point, Kirkland, Washington 98033 Gates – One Microsoft Way, Redmond, Washington 98052
	(c)	Citizenship Cascade is a limited liability company organized under the laws of the State of Washington. Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities Common Stock, par value $.025 per share (“Common Stock”)
	(e)	CUSIP Number 83001P109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 10,810,120*
(b) Percent of class: 11.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 10,810,120*
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 10,810,120*
(iv) Shared power to dispose or to direct the disposition of -0-

*  The number of shares of Common Stock shown includes 599,520 shares of Common Stock into which 500,000 shares of the Company's Preferred Income Equity Redeemable Shares (“PIERS”) held by Cascade are currently convertible.  All Common Stock and PIERS held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.  Michael Larson, the manager and executive officer of Cascade, has voting and investment power with respect to the Common Stock and PIERS held by Cascade.  Mr. Larson disclaims any beneficial ownership of the Common Stock and PIERS beneficially owned by Cascade and Mr. Gates.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title:	Manager

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

DATED: February 17, 2004

CASCADE INVESTMENT, L.L.C.

By	/s/ Michael Larson
	Name:	Michael Larson
	Title	Manager

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade’s Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.